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                              April 6, 2022

       Jimmy Wayne Anderson
       President
       Global Technologies Ltd
       501 1st Ave N., Suite 901
       St. Petersburg, FL 33701

                                                        Re: Global
Technologies, Ltd
                                                            Preliminary
Information Statement on Schedule 14C
                                                            Filed March 22,
2022
                                                            File No. 000-25668

       Dear Mr. Anderson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Information Statement on Schedule 14C filed March 22, 2022

       General

   1. It appears that the actions taken by written consent on March 21, 2022 are related to your share exchange
agreement with Tersus Power, Inc. Therefore, please revise your information statement
to provide the information required by Items 11, 13, and 14 of
                                                        Schedule 14A.
Alternatively, please provide a detailed legal analysis explaining why you believe you are not
required to provide some or all of this information. Please refer to
                                                        Note A of Schedule 14A.
   2. Since this filing relates to a contemplated merger, please disclose the considerations taken into account for filing
under Form PREM14C.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jimmy Wayne Anderson
Global Technologies Ltd
April 6, 2022
Page 2

       Please contact Sergio Chinos at (202) 551-7844 or Erin Purnell at (202) 551-3454 with any questions.



FirstName LastNameJimmy Wayne Anderson                    Sincerely,
Comapany NameGlobal Technologies Ltd
                                                          Division of
Corporation Finance
April 6, 2022 Page 2                                      Office of
Manufacturing
FirstName LastName